SKM MEDIA CORP.
6001 Broken Sound Parkway NW, Suite 510
         Boca Raton, Florida 33484

January 18, 2012

Via Edgar
Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	SKM Media Corp. Registration Statement on Form S-1 Filed: October 14, 2011 File No. 333-177329

Mr. Spirgel:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated January 5, 2012 (the “Comment Letter”) relating to the Amendment No. 1 to the Form S-1 of SKM Media Corp. (“SKM” or the "Company") filed December 28, 2011.  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

Shares Available for Future Sale, page 22
Restrictions on the Use of Rule 144 by Former Shell Companies, page 23

1.
We note your disclosure that Rule 144 will not be available “until one year after the filing of the Form 10 information.” Replace this statement with October 14, 2012, which is one year following the filing date your initial registration statement. In addition, consider adding a risk factor highlighting the unavailability of Rule 144 and its potential effect on private financing and the secondary market for your company’s shares.

Response

We have revised “Shares Available for Future Sale” and have added the suggested risk factor.

Comparison of the Years Ended December 31, 2010 and 2009, page 27

2.
Based on the difference between the revenues that you reported for the nine months ended September 30, 2010 on page 28, and the total revenues for 2010 as reported herein, we note that your total revenues for the quarter ended December 31, 2010 accounted for 58% of your total revenues for the year then ended. Please expand your disclosure to address the nature and source of the significant revenue increase during the fourth quarter of 2010.

Response

We have modified our disclosure to highlight our reliance on two primary customers to generate our revenue, and our being subject to their variability in marketing activity utilizing the services we provide.

Comparison of the Three and Nine Months Ended September 30, 2011 and 2010, page 28
Revenue, page 28

3.
We note that you reported a 72% revenue increase for the nine month-period ended September 30, 2011 when compared with September 30, 2010. However, for the comparative year-to-year three month periods, your revenues increased by only 11%. Please expand your disclosure to address any emerging trends or factors that led to a significant slowdown in your revenue growth during the third quarter of 2011. Refer to Item 303 of Regulation S-K.

Response

We have modified our disclosure to highlight our reliance on two primary customers to generate our revenue, and our being subject to their variability in marketing activity utilizing the services we provide.

Revenue Recognition, page 25

4.
We note your response to comment 15 from our letter dated November 10, 2011. Supplementally confirm to us that income from pay-by-click transactions (i.e., total revenue recognized on a pay by click basis net of the related cost of revenue) is not material to the consolidated results of operations.

Response

Although this is a service we offer to our customers, we did not have any revenue generated, during any period presented, from these activities.

Operating Expenses, page 28

5.
Per your disclosure, “direct mail costs increased proportionately with your revenue due to the implementation of this new product offering during 2010.” However, we note that the year-over-year third quarter increase in direct mail costs was 3%, which was at a much lower rate than the 11% growth in the related revenues for the same periods. For the comparative nine-month periods, direct mail increased 87% compared to a 72% growth in revenues. Please expand your disclosure to describe the reason for the material changes in the relationship between costs and revenues and their respective disproportionate rates of increase for the comparative three-month and nine-month periods ended September 30, 2010 and 2011. Refer to Item 303 paragraph B of Regulation S-K.

Response

The relationship between the Company’s delivering all contractual requirements necessary to complete the earnings process is not solely tied to the provision of third party services associated with such earnings process.  Although a significant requirement in the Company’s revenue recognition process is the provision of services procured through third party vendors, there are additional steps which the Company must fulfill to complete its contractual obligations and thereby recognize all earned revenue.   As such, there may be periods where the Company must recognize costs (because all contractual requirements between the Company and its vendor have been fulfilled) while revenue recognition doesn’t occur until a subsequent period when the Company’s earnings process is complete.

We have modified our disclosure to provide additional clarity in this regard.

6.	Please tell us if you expect to report income from continuing operations for the year ended December 31, 2011. In this regard, we note that you reported a loss of $402,940 through September 30, 2011.

Response

For the year ended December 31, 2010, we expect to have a loss ranging from approximately $100,000 to $250,000.  Included in this estimate is approximately $325,000 of costs associated with this S-1 process that we don’t expect to reoccur.  We are projecting to realize income from continuing operations throughout fiscal 2012.

Liquidity and Capital Resources, page 30

7.
Please delete your reference to “additional capital provided by (y)our initial public offering.” Per page 4, we note that you will receive no proceeds from the sale of any shares by the selling shareholders.

Response

 We have deleted the reference.

Our Technology, page 34

8.
We note your response to comment 29 from our letter dated November 10, 2011. It appears that you had expensed the cost of developing your core technology platform. Please tell us in which expense line item of the Consolidated Statements of Operations are “internet expense and professional services” reported. If material, please disclose the total cost of your technology investment in your discussion of the results of operations.

Response

These costs are captured in two of our expense captions (Salaries and Wages and Data Services).  We have provided separate disclosure of these items in our revised disclosure.

Employment Agreements, page 37

9.
We note your response to comment 35 from our letter dated November 10, 2011. Your statement that you have filed the employment agreements as requested differs from the statement made in response to comment 34 that you intend to file the agreements with the Commission upon their finalization. Please advise or revise.

Response

We hereby confirm that we have not entered into employment agreements with the executives.  As discussed on page 37 of the S-1, we entered into a verbal arrangement with each of Steven Moreno, Howard Minsky and Todd Johnson whereby we have agreed to provide a salary of $150,000 per year, health benefits and two weeks of vacation. We entered into a verbal agreement providing John Lesnik with a salary of $85,000 per year, health benefits and two weeks of vacation. We are presently negotiating definitive employment agreements with each of the executives. We cannot provide any guarantee that we will successfully enter such agreements with the executives.

Advance to Supplier, page F-19

10.	Please tell us why your suppliers did not require advance payments as of September 30, 2011.

Response

The Company only reflects amounts in its Advances to Suppliers account when the timing of such payments, in advance of the provision of said services, overlaps a reporting period.   At September 30, 2011, the Company had no payments outstanding for which services had not been fully provided by its vendor.  However, as noted in our response to your Comment No. 5 above, the Company did have, at September 30, 2011, additional requirements left unfulfilled to recognize additional revenue during the period.

**********************

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments.  Thank you.

Very truly yours, /s/ Steven L. Moreno Steven L. Moreno, CEO, President and Director